Exhibit 12(a)(10)
ND HOLDINGS, INC. ANNOUNCES PRELIMINARY RESULTS OF SELF TENDER OFFER
PR News
January 25 2001 07:57AM PT
MINOT, N.D., Jan. 25 /PRNewswire/ -- ND Holdings, Inc. (OTC Bulletin Board:
NDHI) today announced the preliminary results of its self tender offer for 750,000 shares of its common stock which expired at 12:00 Midnight Central Standard Time on January 22, 2001.

Based on a preliminary count by ND Resources, Inc., the depository for the self tender offer, approximately 3,928,925 shares of common stock were tendered and 800,000 shares have been accepted for purchase at a price of $1.25 per share. The Company decided to partially exercise its option to purchase up to an additional 2% of its outstanding shares, resulting in an increase in the number of shares to be purchased by an additional 50,000 shares.

Company President, Robert Walstad stated: "ND Holdings is investing in ND Holdings. At these levels it makes sense to invest in our own shares."

Due to the over-subscription, shares tendered will be pro-rated. The pro-ration factor is estimated to be approximately 20%, including shares tendered pursuant to guaranteed delivery. The determination of specific shares to be purchased are subject to final confirmation and proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to guaranteed delivery procedure.

ND Holdings, Inc. commenced the tender offer on December 21, 2000, at which time it announced its intention to purchase up to 750,000 shares of its common stock at a purchase price of $1.25 per share. Morrow and Co., Inc. acted as the independent information agent for the offer.

Prior to the tender offer, ND Holdings had 7,444,687 shares of common stock outstanding. Following the purchase of shares tendered, ND Holdings will have approximately 6,643,000 common shares outstanding.

Payment for the shares validly tendered and accepted will be made promptly, subject to proper delivery of shares according to the terms of the offer.

Prior to the offer, pursuant to a Board of Directors authorization to repurchase up to $2,000,000 of the Company's common shares from the open market, between December 1997 and November 2000, the Company purchased 1,057,000 of its shares on the open market at a cost of $994,000. Further open market repurchases may resume, subject to the conditions of Rule 13e-4 under the Securities and Exchange Act of 1934.

ND Holdings, Inc. has assets under management of $315 million and is publicly traded over the OTC Bulletin Board under the symbol NDHI. With its subsidiaries, ND Capital, ND Management, ND Resources, and Ranson Capital Corporation, the firm sponsors, manages, and advises nine mutual funds. These include state-specific tax-exempt municipal bond funds in Montana, North Dakota, South Dakota, Nebraska, Kansas, and Oklahoma. The firm also sponsors two equity funds of funds that invest in stock mutual funds managed by other firms. NDHI also owns ARM Securities Corporation, a broker-dealer with mutual fund and annuity distribution in several Midwest states and California.

This press release contains "forward looking statements" which are identified by words such as "expects," "intends," and variations of such words and expressions. Because forward looking statements are based on a number of beliefs, estimates, and assumptions by management that could ultimately prove inaccurate, there is no assurance that forward looking statements will prove to be accurate. ND Holdings undertakes no obligation to update publicly any forward looking statements, whether as a result of new information, future events, or otherwise.